Exhibit 99.90

MAVERIX METALS WELCOMES NEW INSTITUTIONAL SHAREHOLDERS

June 6, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to welcome a number of new institutions as shareholders of the Company.

The Company is aware that, through a series of private transactions completed over the last three weeks, Gold Fields Netherlands Services B.V., a wholly owned subsidiary of Gold Fields Limited (“Gold Fields”), has sold their entire holding of 21,425,000 common shares of Maverix, which represented approximately 19.9% of the issued and outstanding common shares of the Company, on a non-diluted basis.

“We would like to sincerely thank Gold Fields for their support during their time as a major shareholder of Maverix”, said the Company’s Chairman, Geoff Burns. “Entrusting us to steward their royalty portfolio in late 2016 was a transformational growth step for the Company and our relationship with Gold Fields since that time has been excellent and proved to be mutually rewarding.”

The purchasers of the Gold Fields block were primarily North American based financial institutions, led by Resolute Funds Limited and Tocqueville Asset Management.

Dan O’Flaherty, Maverix’s President and CEO, commented, “We would like to warmly welcome these institutions as new shareholders of Maverix, recognizing them as global leaders in the mining investment sector. With our recent application to list on the NYSE American, our conditional approval for graduation to the TSX, and now broadening our shareholder base, we continue to execute on our plan to grow our public markets profile, attract a wider investor following and improve our trading liquidity.”

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                        info@maverixmetals.com

Website:             www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the completion of the graduation to the TSX and the final approval for listing on the NYSE American, LLC. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.